Exhibit 99.2

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

STAGE STORES COMPLETES THE ACQUISITION OF B.C. MOORE & SONS, INC.

HOUSTON, TX, February 27, 2006 - Stage Stores, Inc. (Nasdaq: STGS) today reported that it has completed its previously announced acquisition of privately held B.C. Moore & Sons, Inc. ("B.C. Moore"). In purchasing B.C. Moore, the Company acquired 78 retail locations, which are located in small markets throughout Alabama, Georgia, North Carolina and South Carolina. The Company's integration plan calls for 69 of the acquired locations to be converted into Peebles stores, and the remaining 9 locations will be closed. The acquisition expands and strengthens the Company's position in the Southeastern United States, and is consistent with its corporate strategy of increasing the concentration of its store base into smaller and more profitable markets.

Jim Scarborough, Chairman and Chief Executive Officer of Stage, commented, "We are pleased to have completed this acquisition so quickly, and we enthusiastically look forward to entering these new markets with our Peebles store format. Our new customers in these markets will enjoy our exceptional service, exciting brand names, merchandise selections, and value in easy-to-shop and conveniently located stores."

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities. The Company currently operates 376 Bealls, Palais Royal and Stage stores throughout the South Central states, and operates 174 Peebles stores throughout the Midwestern, Southeastern, Mid-Atlantic and New England states. On February 27, 2006, the Company acquired 78 retail locations from B.C. Moore & Sons, Inc., and currently plans to convert 69 of them to its Peebles name and format beginning in mid July. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

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